082-35116

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

[redacted]

08004511

August 14, 2008

SEC Mail Processing Section

AUG 15 2008

Washington, DC
110

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

SUPPL

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report of the extension of agreement for the sale of shares in "Hot," dated August 12, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

PROCESSED
AUG 29 2008
THOMSON REUTERS

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

12 August 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Extension of Agreement for the Sale of Shares in "Hot"

Further to the Immediate Report of 4 May 2008 and 17 April 2008, regarding the agreement between Netvision Ltd. ("Netvision") and Bank Leumi le-Israel B.M. (the "Bank") for the sale of a parcel of shares in Hot – Communications Systems Ltd. ("Hot") held by the Bank (some 15% of the issued and paid-up share capital of Hot), for a consideration of some NIS 480 million, the Bank announces that on 12 August 2008, Netvision and the Bank signed an agreement for the extension of the period for completion of the transaction by 45 additional days, i.e. until 30 September 2008.

Pursuant to the provisions of the first refusal rights agreement between the shareholders of Hot, and to the extent that the transaction is not completed prior thereto, on 25 August 2008 the first refusal rights for the purchase of the shares being purchased granted to the shareholders of Hot entitled thereto, that were not exercised by said shareholders, will be renewed. Completion of the transaction, to the extent that that the date thereof is following the date of renewal of the first refusal rights, is dependent on fulfillment of the following conditions precedent by the last date for completion of the transaction: (a) waiver or non-exercise of the first refusal rights, regarding the purchase of the shares being sold, by the shareholders of Hot who are entitled thereto; (b) receipt of all legally required permits for the purchase of the shares being sold.

Date and time at which the corporation first became aware of the event or matter:
12 August 2008 at 17:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END